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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: May Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th St Suite 1614
(No. and Street)

New York	NY	10107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence E May 212-489-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Osward, LLC
(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lawrence E. May, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of May Capital Group, LLC, as of Feburary 26, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

CLIFFORD SCHWARTZ
Notary Public, State of New York
No. 31-4646480
Qualified in New York County
Commission Expires 2/28/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of May Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of May Capital Group, LLC as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of May Capital Group, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of May Capital Group, LLC's management. Our responsibility is to express an opinion on May Capital Group. LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to May Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of May Capital Group, LLC's financial statements. The supplemental information is the responsibility of May Capital Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck ! Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as May Capital Group, LLC's auditor since 2017.

Bethlehem, Pennsylvania

February 25, 2020

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

MAY CAPITAL GROUP, LLC
(SEC I.D. No. 8-47616)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS

MAY CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 33,033
Accounts receivable	10,517
Prepaid Expense	1,435
Total Assets	$ 44,985

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and Accounts Payable	$ 4,950
Total Liabilities	4,950
Contingencies	-
Member's equity	40,035
Total Liabilities and Member's Equity	$ 44,985

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Mutual Funds, variable life and variable annuities	$ 88,988
Interest and dividends	416
Total Revenues	89,404
Expenses:	
Rent	6,000
Professional fees	8,871
Travel and meals	3,738
Office	5,431
Regulatory fees	4,112
Telephone	840
Tax	25
Total Expenses	29,017
Net income	$ 60,387

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Total Member's Equity
Balance, December 31, 2018	$ 49,648
Member's distributions	(70,000)
Net income	60,387
Balance, December 31, 2019	$ 40,035

The accompanying notes are an integral part of these financial statements.

MAY CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities:	
Net income	$ 60,387
Adjustment to reconcile net income	
to net cash provided by operating activities:	
(Increase) decrease in Accounts Receivable	(1,846)
(Increase) Decrease in Prepaid Expense	(758)
Increase (Decrease) in Accounts payable and Accrued Expense	400
Accrued expenses	
Net Cash Provided by Operating Activities	58,183
Cash Flows (Used) by Investing Activities	-
Cash Flows (Used) by Financing Activities:	
Member's distributions	(70,000)
Net Cash (Used) by Financing Activities	(70,000)
Net Increase In Cash	(11,817)
Cash and cash equivalents at beginning of the year	44,850
Cash and cash equivalents at end of the year	$ 33,033

The accompanying notes are an integral part of these financial statements.

1. *ORGANIZATION AND NATURE OF BUSINESS*

May Capital Group LLC (the "Company"), was formed as a limited liability company on August 15, 1994 in the State of New Jersey.

The Company is a fully disclosed broker dealer and sells mutual funds, variable life insurance and variable annuities as outlined in their FINRA membership agreement. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i). The Company is not required to have any arrangement with a clearing broker.

2. *SIGNIFICANT ACCOUNTING POLICIES*

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

The Company accounts for revenue in accordance with ASC Topic 606, Revenue From Contracts With Customers. No cumulative adjustment to members' equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement.

Significant Judgement
Significant Judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether constraints on variable consideration should be applied due to uncertain future events.

Mutual Fund Fees, Variable Life and Variable Annuity Fees
The Company enters into agreements with Mutual Funds, Variable Life and Variable Annuities ("Funds") to distribute shares to investors. The Company may receive distribution fees paid by the Fund upfront, over time, upon the investors exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the Fund and the investor activities are known, which usually occurs monthly or quarterly. Mutual Fund Fees, Variable Life and Variable Annuity Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are recorded at cost. Depreciation had been computed using accelerated methods of depreciation. Expenditures for repairs and maintenance are charged to operations as incurred. Additions and improvements are capitalized.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the member. The Company is responsible for a NYC unincorporated business tax on income, which is calculated at the statutory rate.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable
Represents amounts due for commissions earned and are considered fully collectable by management. Accordingly, no allowance for doubtful accounts is necessary

3. ***NET CAPITAL REQUIREMENTS***

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $27,464, which was $22,464 in excess of the amount required. The ratio of aggregate indebtedness to net capital was 0.18 to 1.

4. ***SUBSEQUENT EVENTS***

The Company has evaluated subsequent events through February 25, 2020,

Schedule I

MAY CAPITAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL:		
Total members' equity	$	40,035
Deductions and/or charges:		
Accounts receivable		(10,517)
Prepaid expenes		(1,435)
Total adjustments to Net Capital		(11,952)
Net capital before haircuts on securities positions		28,083
Haircuts on securities positions		(619)
Undue concentration		-
Net Capital	$	27,464
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	4,950
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	330
Minimum net capital required	$	5,000
Excess net capital	$	22,464
Net capital less greater of 10% of total AI or 120% of min. net capital	$	23,464
Percentage of aggregate indebtedness to net capital is		18.0%

The above computation agrees with the December 31, 2019 computation of net capital filed on focus form X17a-5 Part 2a

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members of
May Capital Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Under Rule 17a-5(d), in which (1) May Capital Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which May Capital Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) May Capital Group, LLC stated that May Capital Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. May Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about May Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

February 25, 2020

MAY CAPITAL GROUP, LLC

February 25, 2020

Assertions Regarding Exemption Provisions

I, as a member of the management of May Capital Group, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or the dealer. Pursuant to the requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 1Sc3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

May Capital Group, LLC

By: ______________________________

Lawrence E. May, Managing Member